Mail Stop 4561

February 23, 2007

Douglas J. Shaw
President and Chief Executive Officer
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 0180

> **RE:** **Monotype Imaging Holdings, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-140232**
> **Date Filed: January 26, 2007**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on

disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Inside Front Cover and Outside Back Cover Pages of Prospectus

2. Please move the text currently appearing immediately before the table of contents to a part of the prospectus that is not subject to Rule 421(d).

3. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary

4. You state here and elsewhere in the prospectus that you are "a leading provider of text imaging solutions." Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

5. We note your identification of certain customers here and elsewhere in your prospectus. Please elaborate on the basis for specifically identifying such customers.

6. In light of the significant share of your revenues afforded by international sales, please make such disclosure in your summary. Provide contextual information that will explain the industry conditions or contractual relationships that result in a large proportion of your revenues from sales outside the United States.

7. Please expand the text on page 3 to include a materially complete description of the economic terms of the transaction in which Agfa Monotype was purchased from its parent. The summary should provide a concise overview of the fundamentals of the leveraged buyout, including how the transaction was financed, an identification of the purchasers in the transaction, their relative interests and the contributions of the investors. Please also provide an overview of the subsequent refinancing and the impact that the refinancing had on the equity and debt funding parties. The discussion in the summary should not be a recitation of more detailed information you provide in the body of the filing, such as the text at page 51. Ensure that the discussion in the body of the filing provides a materially complete discussion of the purchase transaction and the refinancing, including the roles of the funding parties and that management group at each stage of the transaction, and their relative interests.

8. Please also clearly disclose the dollar amounts that each equity funding party and the management group has provided in exchange for the equity interests in the company they will hold at the time of the offering, and compare the aggregate and per share amounts that they will have paid for those equity interests with the implied value of those shares, using the estimated offering price.

Summary Consolidated Financial and Other Data, pages 6 and 7

9. We note your presentation here, and elsewhere in the prospectus, of the combined results for the predecessor and successor entities for 2004 in a single measure labeled "Pro Forma Combined Predecessor and Successor." We also note your discussion in management's discussion and analysis comparing the combination of successor and predecessor operations for 2004 to both the successor results of operations for 2005 and operations of the predecessor for 2003. Tell us, in detail, the reasons why you believe that this presentation is sufficiently meaningful to outweigh the potential limitations of an analysis of entities having different cost basis in net assets and why a presentation different from that included in the audited financial statements is warranted.

10. We note that you have excluded transaction bonus expense from your computation of 2004 EBITDA and present this measure as "Adjusted EBITDA." Tell us how you considered the guidance in the applicable portions of Questions 10 and 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures in determining to label this non-GAAP measure "Adjusted EBITDA".

Unaudited Pro Forma Consolidated Statements of Income, page 31

11. Revise your filing to include the number of shares used to compute the historical primary and fully diluted per share data of Monotype and the number of shares used to compute the primary and fully diluted pro forma per share data. We refer you to Article 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis, page 35

Stock Based Compensation, page 41

12. We note your disclosure that effective March 31, 2006, you "engaged an independent third party to perform an analysis of [y]our common stock price as of the last business day in each quarterly period." For each grant or issuance date in 2006, clarify whether you obtained contemporaneous or retrospective valuations performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.* To the extent that you did not obtain contemporaneous

valuations, tell us and revise to disclose the following information for each
issuance of equity instruments during 2006:

- Discuss the specific assumptions and methodologies used in determining
  the fair value of the underlying common stock;
- Discuss each significant factor contributing to the difference between the
  fair value as of the date of each grant and the estimated IPO price; and
- Identify the valuation alternative selected and the reason you chose not to
  obtain a contemporaneous valuation by an unrelated valuation specialist.

13. If you choose to refer to a third party valuation specialist you should identify the
specialist and include the required consent in accordance with Section 436(b) of
Regulation C.

Liquidity and Capital Resources, page 51

14. We note your disclosures surrounding the cash flows from operating, investing,
and financing activities. Tell us how you considered Item 303 of Regulation S-K
and Section IV of the "Commission Guidance Regarding Management's
Discussion and Analysis of Financial Condition and Results of Operations"
(Release No. 34-48960) regarding your MD&A disclosures. In this regard, note
that when preparing the discussion and analysis of operating cash flows, you
should address material changes in the underlying drivers rather than merely
describe items identified on the face of the statement of cash flows, such as the
reconciling items used in the indirect method of presenting cash flows.

15. With respect to any material loan covenants that will be in effect following the
application of offering proceeds to reduce debt, you should disclose the material
loan covenants in quantified terms. Please consult section IV.C of Release 33-
8350 for guidance on whether and when disclosure of this type is necessary or
appropriate.

Business, page 58

16. We note your discussion of "adjusted EBITDA" on page 59 and "adjusted
EDITDA margins" on page 62. Tell us how your presentation of these non-
GAAP measurements meets the requirements of Item 10(e) of Regulation S-K.

Industry Overview and Market Opportunity, page 59

17. Please specifically disclose the factual basis for, and the context of, all your
beliefs, understandings, estimates and opinions. This particularly pertains to your
disclosure of all projections and statistics. To the extent you rely on market
analyses, such as those generated by IDC and Gartner, please disclose the date of

the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

Our Customers, page 65

18. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

19. Please advise us of all the countries in which you operate and do business. In the response letter, include a list of all the countries where you have made sales during the most recent three fiscal years and subsequent period.

20. Tell us whether one or more of your customers accounted for 10% or more of your revenues in 2006. Please keep in mind that your agreements with these customers might need to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B).

Intellectual Property, page 66

21. We note disclosure indicating that you maintain license agreements with AGFA, Gevaert N.V., Microsoft and Adobe. To the extent material, please elaborate, in this section or elsewhere, on the intellectual property and/or technology that you license from these third parties as well as others. Please discuss whether the third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Management, page 68

22. Please clarify whether the independence standards of the applicable listing standard apply to any of the board committees you describe other than the audit committee. If so, please clarify whether the directors serving on these committees meet the applicable independence standards. If so, identify the directors that do not meet this standard. See Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K and Section IV of SEC Release 33-8732A.

Executive Compensation and Compensation Discussion and Analysis, page 76

23. We note disclosure that indicates that particular compensation arrangements have the goal of aligning your executives' interests with those of your stockholders. Revise to clarify your disclosure of this concept so that shareholders will have a

clear sense of how your executive compensation programs will be, or have been, designed with this objective in mind. In this regard, refer to disclosure on page 77 and revise to indicate whether or not the compensation committee has moved forward with its investigation of the appropriateness of a requirement that executive officers maintain specified equity ownership levels or, alternatively, whether the company should institute an ongoing equity compensation program that is linked to achievement of pre-approved performance goals. As you disclose, this determination would appear to have any impact on the above-referenced concept.

24. We note disclosure regarding "an equity grant policy that formalizes how [you] grant equity" by setting parameters on the schedule of equity grants, the pricing of awards, and the methods for approval of grants. Please revise to provide a materially complete description of the terms under which equity grants will be made under this policy. In addition, disclose whether this policy has been formalized in writing and tell us what consideration, if any, you have given to filing a version of this equity grant policy as an exhibit pursuant to Item 601(b)(10)(iii).

25. You indicate that the cash compensation for a given executive officer has been at approximately the 50th to the 75th percentile for that position within the Monotype Peer Group. Identify the companies that comprise the Monotype Peer Group and the basis for their inclusion as comparable companies for purposes of the company's executive compensation regime.

26. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses under the Executive Compensation Plan. Please tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

27. It is not clear how each compensation component and your decisions regarding these elements fit into the registrant's overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). Please revise as appropriate.

Grants of Plan-Based Award, page 82

28. It is not clear why you have not provided disclosure in columns (c)-(h) of the grants of plan-based awards table as required by Item 402(d) of Regulation S-K.

Please advise us in this regard. At the least, it appears that your non-equity incentive compensation plans would require disclosure of the type of information specified in the item requirement.

Transaction Bonus, page 86

29. With respect to the transaction bonus paid to Mr. Seguin in 2006, please tell us the basis upon which you conclude that this amount is not properly reportable in column (d) of the summary compensation table.

Certain Relationships and Related Party Transactions, page

30. Please disclose whether the Related Person Transaction Approval Policy is in writing and, if not, how such the policy is evidenced. Please see Item 404(b)(iv) of Regulation S-K.

Principal And Selling Stockholders, page 99

31. Please provide appropriate Item 507 of Regulation S-K information with respect to the secondary offering being registered on behalf of selling securityholders. In doing so, please remember to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

Financial Statements of Monotype Imaging Holdings Inc.

32. We note that your convertible redeemable preferred stock automatically converts upon the completion of an initial public offering. Revise to present an unaudited pro forma balance sheet, giving effect to the change in capitalization but excluding other effects of the offering, next to the most recent historical balance sheet. In addition, to the extent that the conversion will materially impact earnings applicable to common shareholders, unaudited pro forma basic and diluted EPS for the latest year and any interim period should be presented giving effect to the conversion.

Consolidated Statements of Operations, page F-5

33. We note your presentation of a single line item for amortization of intangible assets as a separate expense category and your disclosures on pages 37 and F-13 that amortization of acquired technology is not included in cost of sales. This separate expense category also appears to include amortization of intangible assets not related to cost of revenue. Revise your consolidated statements of operations to include the amortization of acquired technology as a cost of revenue or tell us why such revision is not necessary. Refer to FASB Staff Implementation Guide, SFAS 86, Question 17.

34. We note that you include product revenue and service revenue in a single line item in your statements of operations (i.e. royalties, font licenses, custom font design services). We also note similar presentation of cost of revenue. Tell us how you considered presenting separate line items for revenue earned from the sale of products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-3(b)(1) and (2) of Regulation S-X.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-12

35. We note your risk factor disclosure on page 9 indicating that you "have in the past, and may in the future, need to lower your license fees to preserve customer relationships…" Tell us how your accounting policies for revenue recognition take into account any practices of discounting or situations in which concessions are offered to customers. In this regard, explain why you believe that the arrangement fee is fixed or determinable when you intend to lower you fees. Tell us what consideration you have given to expanding your disclosures to include a description of your discounting and concession policies and the impact of such policies on the timing of your revenue recognition.

36. We note your disclosure that creative professional revenue is derived from font licenses and from custom font design services. Tell us more about the nature of these services and how you have evaluated them in applying the guidance of SOP 97-2. In this regard, tell us how you considered paragraphs 7 and 69 of SOP 97-2 when concluding on the appropriate accounting for these software license arrangements.

37. Your disclosures suggest that your various arrangements may include multiple elements. In addition, it is unclear whether you provide post-contract customer support (PCS). Tell us and revise your revenue recognition policy to describe your consideration of paragraph 9 of SOP 97-2 in identifying the individual

elements included in your arrangements. Your disclosures also indicate that you may enter into separate arrangements to provide products and services with the same entity. Tell us whether such arrangements are evaluated as a single arrangement for purposes of identifying the elements of an arrangement. Refer to AICPA TPA 5100.39. Describe your allocation of the arrangement fee to the individual elements in an arrangement and how you determined vendor-specific objective evidence (VSOE) for each element. Explain how your determination complies with paragraphs 10 and 57 of SOP 97-2.

38. We note that cost of sales includes font license fees paid for certain fonts that are owned by third parties. Confirm that you are recognizing revenue from such resales on a gross basis and tell us the significance of such revenue in each of the periods presented. Tell us how you determined that gross presentation is appropriate by describing your consideration of each of the indicators set forth in paragraphs 7 and 17 of EITF 99-19 along with your assessment of the relative strength of each indicator.

39. Tell us the nature of amounts included in deferred revenue, including the reasons for significant changes in this balance between 2004 and 2005. Expand your disclosures to include discussion of your accounting policies with regard to arrangements giving rise to deferred revenue, including the timing of subsequent revenue recognition.

Recently Issued Accounting Pronouncements, page F-18

40. Explain what factors you considered when evaluating how recently issued accounting standards will impact your financial condition. Refer to SAB Topic 11M, Questions 1 and 2. In addition, financial statements included in registration statements declared effective after November 15, 2006 are subject to the guidance in SAB 108. Refer to footnote 6 of SAB 108. Please tell us whether the application of SAB 108 is expected to have a material impact to the financial statements included in your registration statement and revise your disclosures as appropriate.

Note 3. Business Acquisitions, pages F-19 – F-22

41. We note numerous references to valuations prepared by independent third-party appraisal firms on which you based your purchase price allocations for the Linotype, China Type Design and Agfa Monotype acquisitions. If you choose to refer to such third party valuations you should also identify the relevant parties and include the required consents in accordance with Section 436(b) of Regulation C. Alternatively, revise to exclude such references.

Note 4. Goodwill and Intangible Assets, page F-23

42. Tell us more about the IP license included in your intangible assets table that is valued at $5.6 million as of September 30, 2006. Confirm if this intangible asset is the trademark acquired as part of the Linotype purchase on August 1, 2006. If so, tell us why you have not included it within the "trademark" line item of your intangible assets table. Revise accordingly.

43. With regard to the estimated useful lives assigned to your various intangible assets, describe, in detail, the methods used to initially value these assets and explain your basis for selecting each method. For each type of intangible asset, support your conclusion as to the estimated useful lives by providing us with a detailed analysis that considers all of the relevant facts and circumstances, as well as your consideration of each of the factors set forth in paragraph 11 of SFAS 142. Further explain how you concluded that the acquired trademarks, domain names, and IP license have indefinite useful lives, including how you determined that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful lives of each of these assets.

Note 12. Stock Compensation Plan, pages F-31 – F-33

44. Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

45. Provide us the following information in chronological order for stock option grants and other equity related transactions from January 1, 2006 through the date of your response:
   - The nature and type of stock option or other equity related transaction;
   - The date of grant/issuance;
   - Description/name of option or equity holder;
   - The reason for the grant or equity related issuance;
   - The number of options or equity instruments granted or issued;
   - The exercise price or conversion price;
   - The fair value of underlying shares of common stock;
   - The total amount of deferred compensation deferred or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
   - The amount and timing of expense recognition.

   Provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

46. Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us whether the valuation was contemporaneous or retrospective and what level of assurance the appraiser gave in the fair value assessment.

Note 13. Stockholders' Equity

Convertible Redeemable Preferred Stock, pages F-33 and F-34

47. With regard to the August 2005 recapitalization, we note that all outstanding shares of IHC were exchanged for an equal number of Monotype Imaging Holdings shares and that the liquidation preference of the convertible redeemable preferred shares (CRPS) was reduced by a cash payment of $48.3 million. Tell us how you accounted for this transaction and cite the authoritative accounting literature upon which you relied.

48. Tell us how you evaluated the conversion features associated with the CRPS to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

49. We note that the redemption price of the CRPS is defined as "the greater of $1.74, plus any declared but unpaid dividends, and the fair market value of the shares." Confirm that "the shares" refers to the CRPS. Tell us how you determined the fair market value of the shares for calculating the redemption price.

Note 16. Net income (loss) per share data, page F-39

50. Revise to include a vertical line between Predecessor and Successor columns.

51. Tell us how you calculated the "dividends on redeemable preferred stock" included in the computation of diluted net income (loss) available for shareholders.

52. We note your use of the phrase "[w]eighted-average number of common shares used in computing basic net income (loss) per common share" within your Diluted

EPS presentation. It appears that you should be referring to diluted instead of basic. Revise as appropriate.

Financial Statements of Linotype GMBH

Linotype GMBH Statements of Income

53. We note that you include product revenue and service revenue in a single line item in your statements of operations (i.e. license fees, royalties, font licenses, custom font development). We also note similar presentation of cost of revenue. Tell us how you considered presenting separate line items for revenue earned from the sale of products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-3(b)(1) and (2) of Regulation S-X.

54. Your disclosures suggest that you recognize revenue from resales of third-party developer fonts on a gross basis. Tell us how you determined that gross presentation is appropriate by describing your consideration of the indicators set forth in paragraphs 7 – 17 of EITF 99-19.

55. We note that Linotype enters into customized font license agreements, designing or customizing fonts for individual customers. Tell us more about the nature, extent and complexity of these services and how you considered paragraph 7 of SOP 97-2 in determining your accounting policies related to such services.

56. We note that you recognize revenue under multiple-element arrangements in which fonts are licensed in combination with support, maintenance and other services ratably over the term of the agreement as vendor-specific objective evidence of fair value does not exist for all of the undelivered elements under the arrangements. Identify the undelivered elements for which VSOE have not been established and whether you lack VSOE for more than one undelivered element. Also tell us about the timing of delivery for the undelivered elements, and how your accounting complies with the requirements of paragraph 12 of SOP 97-2. Quantify the significance of such arrangements to total revenue for each period presented.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and

related matters. Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397. If you require further assistance, please contact me at (202) 551-3462 or
Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Jocelyn Arel
         by facsimile at 617-523-1231